SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 20)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 20 (this “Amendment No. 20”) to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), and subsequently amended and restated in its entirety and filed with the SEC on May 18, 2010 (as previously amended and restated and as hereby amended, the “Statement”), hereby amends and supplements Item 8 and Item 9 of the Statement.
     The Statement relates to a tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010, by and among Portec, Foster and Purchaser (as amended, the “Merger Agreement”), and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 20, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 20.
     All capitalized terms used but not specifically defined in this Amendment No. 20 have the respective meanings ascribed to them in the Statement.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following before the second to last paragraph in the subsection “—Antitrust Compliance”:
     “On December 14, 2010, Portec and Foster entered into a Consent Decree and Hold Separate Stipulation with the Antitrust Division permitting, upon judicial approval, Purchaser’s acquisition of Portec and requiring the sale of the Joint Business Assets. The DOJ filed a copy of the Consent Decree and Hold Separate Stipulation, along with related papers, in the United States District Court for the District of Columbia on December 14, 2010.
     The foregoing discussion is a summary of the Consent Decree and Hold Separate Stipulation, does not purport to be complete, and is qualified in its entirety by the Consent Decree and Hold Separate Stipulation. A copy of the Consent Decree and Hold Separate Stipulation is included as Exhibit (e)(8) to this Schedule 14D-9, and is incorporated herein by reference. A joint press release, dated December 14, 2010, issued by Portec and Foster announcing the filing of the Consent Decree and Hold Separate Stipulation, is included as Exhibit (a)(5)(L) to this Schedule 14D-9, and is incorporated herein by reference.”

Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Number	Description

(a)(5)(L)	Joint press release issued on December 14, 2010.

(e)(8)	Consent Decree and Hold Separate Stipulation.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ John N. Pesarsick
John N. Pesarsick
Chief Financial Officer

Dated: December 14, 2010